EXHIBIT 99.1

Almaden Reports on Legal Developments in Mexico Regarding Ministry of Economy Efforts to Deny Twenty Year-Old Ixtaca Mineral Title Applications

VANCOUVER, British Columbia, Oct. 16, 2023 (GLOBE NEWSWIRE) -- Almaden Minerals Ltd. (“Almaden” or “the Company”; TSX: AMM; NYSE American: AAU) is pleased to report on two recent court decisions, both relating to the submission (the “Submission”) issued by Mexico’s Ministry of the Economy (“Economia”) to the second district court in Puebla State (the “District Court”) in February 2023.

As reported on February 22, April 13, and September 14, 2023, Economia made the Submission to the District Court seeking to deny the two mineral title applications which were first made by Almaden in 2002 and 2008. The Submission claims that the applications contain technical faults, despite Economia’s previous statements to the contrary and its acceptance of the mineral title applications and grant of the mineral titles in 2003 and 2009. By alleging technical faults in the mineral title applications, Economia appears to be arbitrarily seeking to deny the grant of the mineral titles and avoid the indigenous consultation ordered by the February 2022 decision of Mexico’s Supreme Court (“SCJN”). Such consultation would be welcomed by both the Company and surrounding community members.

The two court decisions reported today are summarized below:

  The Federal Appeals court (“TCC”) dismisses all of the appeals filed by the Parties, including those of the Company and supporting community members, and rules the Submission is compliant with the 2022 decision of the SCJN, since the SCJN decision did not formally prevent Economia from reviewing the technical aspects of the mineral title applications;
  The TCC ruling also does not address the validity of the Submission and therefore safeguards the Company’s right to challenge the substance and legality of the Submission through the Mexican Federal Administrative Court (“TFJA”);
  As follow-up to the press release of September 14, 2023, the TFJA has now granted a definitive injunction in relation to the Submission, which prevents Economia from releasing the mineral rights covered by Almaden’s mineral title applications to third parties while the trial continues, anticipated to last 18 months.

By way of background, the two mineral titles previously owned by Almaden which covered the Ixtaca project were the subject of a lawsuit against the Mexican government (President, Congress, Ministry of Economy, Directorate of Mines, Mining Registry Office) asserting that the Mexican mining law is unconstitutional. In April 2019, the District Court issued a decision that Mexico’s mining law is unconstitutional because it fails to include provisions requiring consultation of indigenous communities before granting mineral titles. This decision was appealed by Mexican authorities and the Company, as an affected third party, with the appeals being heard by the SCJN.

In early 2022, the SCJN ruled that the Mexican mineral title law is constitutional, but that Economia should have provided for a consultation procedure with relevant indigenous communities prior to issuing the mineral titles. The SCJN ordered Economia to declare Almaden’s mineral titles ineffective and to then conduct indigenous consultation prior to re-issuing them.

The SCJN decision provided guidance to Mexican authorities regarding the procedures required to be followed by those authorities in the follow-up to its decision and performance of indigenous consultation. The decision also clarified that unless there is a significant impact on the rights of an indigenous community caused by the granting of the mineral title, such as relocation or something similar, title issuance is not dependent upon the consent of any indigenous community. The District Court was responsible for ensuring that the SCJN decision was properly implemented.

As noted above, on February 22, 2023, Economia made the Submission to the District Court seeking to deny the two mineral title applications, and on April 13, 2023, Almaden reported that the District Court ruled that the Submission formally complied with the SCJN decision. However, the District Court ruling appeared to rely heavily on Economia’s Submission regarding the Company’s 2002 and 2008 title applications, and in its decision the District Court did not provide arguments to address the Company’s challenge of the Submission. Almaden and local community members filed separate appeals of this decision to the TCC. In parallel, Almaden initiated a case in the TFJA to contest the substance and legality of the Submission (see press release of September 14, 2023).

In the court decisions announced today, the TCC has denied all Parties’ appeals of the District Court decision and ruled that the Submission formally complies with the SCJN decision, since in the exercise of its jurisdictional freedom Economia could determine the inadmissibility of the mineral title applications as the SCJN decision did not limit Economia’s jurisdiction when reviewing technical aspects of the mineral title applications.

Also, the TCC confirmed that the subject matter of the appeal was limited to verifying Economia’s compliance with the SCJN decision, rather than analysing the substance or legality of the Submission itself. Almaden has been advised that as a consequence, the TCC safeguarded the Company’s rights to pursue a separate legal process to examine the substance and legality of the Submission. This TCC ruling is final.

In addition, the TFJA has now granted a definitive injunction to Almaden’s Mexican subsidiary, Minera Gorrion (“MG”), which prevents Economia from releasing the mineral rights covered by the Company’s mineral title applications while the administrative trial regarding the substance and legality of the Submission continues. Economia has five days from the time of its notification of this decision to appeal this ruling. Almaden has been advised that so long as the TFJA trial continues, its mineral title applications from 2002 and 2008 remain in place thus preserving the Company’s preferential rights to the mineral title. The TFJA process is expected to take approximately 18 months.

Duane Poliquin, Chair of Almaden, stated, “While we await a decision regarding the substance and legality of the Submission, the injunction will prevent the Government of Mexico from declaring “freedom of land” in the area covered by Almaden’s mineral title applications. However, we are acutely aware of the damage already caused to our stakeholders over the past several years by this ongoing arbitrary treatment and we are considering additional legal remedy to address the loss of rights in Mexico.”

About Almaden

Almaden Minerals Ltd. discovered the Ixtaca deposit in Puebla State, Mexico, in 2010. Almaden’s interest in the Ixtaca project is subject to a 2.0% NSR royalty held by Almadex Minerals Ltd. The Ixtaca deposit hosts a proven and probable reserve containing 1.38 million ounces of gold and 85.1 million ounces of silver (73.1 million tonnes grading 0.59 g/t Au and 36.3 g/t Ag). A report titled “Ixtaca Gold-Silver Project, Puebla State, Mexico NI 43-101 Technical Report on the Feasibility Study”, which was prepared in accordance with NI 43-101, is available under the Company’s profile on SEDAR and on the Company’s website.

On Behalf of the Board of Directors,

“J. Duane Poliquin”
J. Duane Poliquin
Chair
Almaden Minerals Ltd.

Safe Harbor Statement

Certain of the statements and information in this news release constitute “forward-looking statements” within the meaning of the United States Private Securities Litigation Reform Act of 1995 and “forward-looking information” within the meaning of applicable Canadian provincial securities laws. All statements, other than statements of historical fact, are forward-looking statements or information. Forward-looking statements or information in this news release relate to, among other things, the timing and nature of any future rulings of the TFSA.

These forward-looking statements and information reflect the Company’s current views with respect to future events and are necessarily based upon a number of assumptions that, while considered reasonable by the Company, are inherently subject to significant legal, regulatory, business, operational and economic uncertainties and contingencies, and such uncertainty generally increases with longer-term forecasts and outlook. These assumptions include: stability and predictability in Mexico’s consultation process with indigenous communities and judicial decisions thereon; stability and predictability in Mexico’s mineral tenure, mining, environmental and agrarian laws and regulations, as well as their application and judicial decisions thereon; continued respect for the rule of law in Mexico; prices for gold, silver and base metals remaining as estimated; currency exchange rates remaining as estimated; availability of funds; capital, decommissioning and reclamation estimates; mineral reserve and resource estimates; prices for energy inputs, labour, materials, supplies and services (including transportation); no labour-related disruptions; all necessary permits, licenses and regulatory approvals being received in a timely manner; the ability to secure and maintain title and ownership to properties and the surface rights necessary for operations; community support in the Ixtaca Project; and the ability to comply with environmental, health and safety laws. The foregoing list of assumptions is not exhaustive.

The Company cautions the reader that forward-looking statements and information involve known and unknown risks, uncertainties and other factors that may cause actual results and developments to differ materially from those expressed or implied by such forward-looking statements or information contained in this news release. Such risks and other factors include, among others, risks related to: Mexico’s consultation process with indigenous communities and potential litigation in respect thereof; political risk in Mexico; crime and violence in Mexico; corruption; environmental risks, including environmental matters under Mexican laws and regulations; impact of environmental impact assessment requirements on the Company’s planned exploration and development activities on the Ixtaca Project; certainty of mineral title and the outcome of litigation; community relations; governmental regulations and the ability to obtain necessary licences and permits; risks related to mineral properties being subject to prior unregistered agreements, transfers or claims and other defects in title; changes in mining, environmental or agrarian laws and regulations and changes in the application of standards pursuant to existing laws and regulations which may increase costs of doing business and restrict operations; as well as those factors discussed the section entitled "Risk Factors" in Almaden's Annual Information Form and Almaden's latest Form 20-F on file with the United States Securities and Exchange Commission in Washington, D.C. Although the Company has attempted to identify important factors that could affect the Company and may cause actual actions, events or results to differ materially from those described in forward-looking statements or information, there may be other factors that cause actions, events or results not to be as anticipated, estimated or intended. There can be no assurance that our forward-looking statements or information will prove to be accurate. Accordingly, readers should not place undue reliance on forward-looking statements or information. Except as required by law, the Company does not assume any obligation to release publicly any revisions to on forward-looking statements or information contained in this news release to reflect events or circumstances after the date hereof or to reflect the occurrence of unanticipated events.

Contact Information:

Almaden Minerals Ltd.
Tel. 604.689.7644
Email: info@almadenminerals.com
http://www.almadenminerals.com/